December 22, 2010

Jennifer Fugarlo

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Fero Industries, Inc.

Item 4.02 Form 8-K

Filed:  December 13, 2010

File No.:  000-53337

Dear Ms. Fugarlo:

Fero Industries, Inc.. (the “Company”), a Colorado corporation, has received and reviewed your letter of December 14, 2010, pertaining to the Company’s Item 4.02 Form 8-K (the “Form 8-K”) as filed with the Securities & Exchange Commission (the “Commission”) on December 13, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated December 14, 2010.

1.

We note in the amended Form 10-Ks filed on December 13, 2010 that management concluded that disclosure controls and procedures and internal control over financial reporting were effective. Please tell us how you considered the effect of the restatement on management’s conclusions regarding the effectiveness of disclosure controls and procedures and additionally, internal control over financial reporting. See Items 307 and 308 on Regulation S-K.

RESPONSE:  Please note that the Form 10-Ks filed on December 13, 2010 are duplicate copies of the same Form 10-K/A for the year ended June 30, 2010. On the first attempt to file the document, the EDGAR code was misread by the system, so a second was filed.

We have revised the Form 10-K filing to included disclosure reflecting that internal control over financial reporting was not effective for the period presented.

In connection with the Company’s responding to the foregoing comments, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter, and all related documents have be filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

A copy of this letter, and all related documents have been filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

/s/ Kyle Schlosser

Endnotes

254-16 Midlake Boulevard SE, Calgary Alberta, Canada T2X 2X7